ELRON ANNOUNCES SALE OF 380,000 SHARES OF ELBIT SYSTEMS LTD.

Tel Aviv, November 26, 2002 -Elron Electronic Industries Ltd. (NASDAQ: ELRN) today announced that it has sold 380,000 shares of Elbit Systems Ltd. (NASDAQ: ESLT) for approximately $5.9 million.

As a result of the sale, Elron will record in the fourth quarter of the year, an estimated gain, before tax, of approximately $1.8 million. Prior the sale Elron held approximately 21% of Elbit System's share capital, which holdings will be reduced to approximately 20% following the sale.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, medical devices, semiconductors and amorphous metals.
For further information, visit http://www.elron.com

Contact:

Tal Raz-Elron Electronic Industries Ltd.-Tel. 972-3-6075555 raz@elron.net
Marilena La Rosa-The Anne McBride Co.-Tel. 212-983-1702 mlarosa@annemcbride.com

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.

                                          The Triangle Building, 42nd Floor, 3 Azrieli Center, Tel-Aviv 67023, Israel
                                          Tel. 972-3-6075555, Fax. 972-3-6075556 www.elron.com